October 19, 2007

Via EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, NE
Washington, D.C. 20549

Attention: Christian Windsor

Re:
Danvers Bancorp, Inc.
Registration Statement on Form S-1 Filed
on September 5, 2007
File No. 333-145875

Dear Mr. Windsor:

        This letter is submitted on behalf of Danvers Bancorp, Inc. (the "Company") in response to the comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the Company's Registration Statement on Form S-1 filed on September 5, 2007 (the "Registration Statement"), as set forth in your letter dated October 2, 2007 addressed to Kevin T. Bottomley, Chairman, President and Chief Executive Officer of the Company (the "Comment Letter"). The Company is concurrently filing pre-effective Amendment No. 1 to the Registration Statement ("Amendment No. 1"), which includes changes that reflect responses to the Staff's comments.

        For reference purposes, the text of the Comment Letter has been reproduced herein with responses below for each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff's comments refer to Registration Statement, and page references in the responses refer to Amendment No. 1. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

        The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and Amendment No. 1 (marked to show changes from the Registration Statement).

Summary

The Companies, page 1

1.
You disclose here that Danvers Bancorp will replace the MHC as the owner of the bank after the conversion. However, the financial statements of Danvers Bancorp included in your filing present the bank as wholly owned by that entity. Please clarify who currently owns Danvers Bank. If the bank is still a wholly owned subsidiary of the MHC and you have not already implemented the three tier structure for the conversion, please revise to present the financial statements of the MHC.

RESPONSE: In response to the Staff's comment, the Company advises the Staff that the Company has modified its disclosure on page 1 of Amendment No. 1 to clarify that Danversbank is currently a wholly-owned subsidiary of the MHC. The Company also advises the Staff that the Company has modified its disclosure on pages F-2 and F-7 of Amendment No. 1 to clarify that the financial statements presented are those of the MHC.

How We Determined to Offer..., page 5

2.
Please describe in greater detail the peer group referenced at the bottom of page 6. Include whether these companies are fully converted.

RESPONSE: In response to the Staff's comment, the Company advises the Staff that the Company has modified its disclosure on page 7 of Amendment No. 1 to describe in greater detail the peer group selected by RP Financial.

3.
Revise this section to discuss, briefly, the factors which led RP Financial to value the equity of Danvers at a discount to the peer group. We note that in the Appraisal, one of the more significant adjustments was based upon concern about marketing a new issuer.

RESPONSE: In response to the Staff's comment, the Company advises the Staff that the Company has revised its disclosure on pages 7 and 8 of Amendment No. 1 to include a brief discussion of the factors identified by RP Financial in valuing the equity of the Company at a discount to the peer group.

Our Officers, Directors and Employees Will Receive the Additional Compensation and Benefit Programs After the Offering, page 9

4.
Revise this section to clarify whether the size of these compensation programs, or the composition of the various programs, can be changed after the offering without shareholder approval.

RESPONSE: In response to the Staff's comment, the Company advises the Staff that the Company has revised its disclosure on page 10 of Amendment No. 1 to clarify that the Company's stock option and incentive plan requires shareholder approval and may not be established sooner than six months after the completion of the offering.

Our Issuance of Share of Common Stock to the Charitable Foundation, page 10

5.
Please give examples of the size and type of disbursements the foundation will make. Also, indicate whether you plan to make any further contributions to the foundation in the future.

RESPONSE: In response to the Staff's comment, the Company advises the Staff that the Company has expanded its description of the Charitable Foundation on page 12 of Amendment No. 1 to disclose that the Charitable Foundation will make annual grants totaling at least 5% of its total assets, in accordance with federal tax rules for private foundations. The Company also advises the staff that the Company has modified its disclosure on page 12 of Amendment No. 1 to give examples of the size and type of disbursements the Charitable Foundation will make. The Company further advises the Staff that the Company has modified its disclosure on page 12, in response to the Staff's comment, to indicate that the Company does not currently have any plans to make further contributions to the Charitable Foundation.

Proposed Stock Purchases by Management, page 14

6.
Please disclose the percentage of total shares to be owned by directors and executive officers and their associates at the minimum of the range.

RESPONSE: In response to the Staff's comment, the Company advises the Staff that the Company has modified its disclosure on page 15 of Amendment No. 1 to disclose the percentage of total shares to be owned by directors and executive officers and their associates at the minimum of the valuation range.

Risk Factors

Our Continuing Concentration of Loans..., page 16

7.
You discuss the impact of decreased tenant occupancy on your earnings in the second to last sentence of this risk factor. Please disclose the recent/entrant trend of tenant occupancy in Danversbank's market area.

RESPONSE: In response to the Staff's comment, the Company advises the Staff that the Company has modified its disclosure on page 17 of Amendment No. 1 to include a discussion of recent tenant occupancy trends in the Company's market area.

We have broad discretion in allocating..., page 21

8.
Please indicate, either in this section or in another appropriate portion of the prospectus, how long management expects it will take for Danvers and its subsidiaries to deploy the funds raised in the offering. In particular, please discuss your timeline for levering up the new capital with deposits and new lending. Please also discuss the effect of the level of loan demand you are experiencing in your market area and the capacity of your market to absorb these funds.

RESPONSE: In response to the Staff's comment, the Company advises the Staff that the Company has modified its disclosure on page 22 of Amendment No. 1 to include a discussion of the timing of the deployment of the funds raised in the offering, including additional disclosure relating to the Company's lending activities.

Capitalization, page 31

9.
Please revise this table to provide a footnote disclosure of how you calculated your pro forma "total stockholders' equity as a percentage of total assets."

RESPONSE: In response to the Staff's comment, the Company advises the Staff that the Company has revised the capitalization table on page 38 of Amendment No. 1 to provide footnote disclosure relating to "total stockholders' equity as a percentage of total assets."

Pro Forma Data, page 33

10.
Please revise footnote 2 to this table, and footnote 2 in the table on page 37 to disclose the interest rate of the ESOP loan.

RESPONSE: In response to the Staff's comment, the Company advises the Staff that the Company has revised its footnote disclosure on pages 43 and 46 of Amendment No. 1 to disclose the interest rate of the ESOP loan, which will be the prime rate as published in The Wall Street Journal on the closing date of the offering.

Management's Discussion and Analysis

General, page 41

11.
The Management's Discussion and Analysis represents management's opportunity to explain the factors which affected the financial results reported in the consolidated financial statements. It appears that a number of trends impacted the company's results over the most recent period. In particular, we note that your efficiency ratio has increased, as a result of increased expense, which has had a deleterious effect on your earnings and margins. Please revise your disclosure to address the reasons for your increased expenses and discuss whether management expects revenues to eventually rise to the level that your trend of increasing efficiency ratio will abate.

RESPONSE: In response to the Staff's comment, the Company has revised its disclosure on page 48 in the Management's Discussion and Analysis section of Amendment No. 1 to explain the factors that affected the financial results, to address the reasons for the increased expenses and to discuss management's expectations with respect to the efficiency ratio.

Comparison of Operating Results For the Years Ended December 31, 2006 and 2005, page 49

12.
You disclose here that your increase in rent expense is due to scheduled rent increases. Further, you disclose on page F-21 that you lease certain facilities and equipment under long-term non-cancelable lease commitments. Please revise Note 1 of your financial statements to disclose how you account for your long-term operating leases. To the extent you account for these leases using an other than straight-line method, please disclose the basis for doing so. Refer to paragraph 2 of FASB Technical Bulletin 85-3.

RESPONSE: In response to the Staff's comment, the Company has revised the disclosure on page F-21 of Amendment No. 1 to reflect that the Company uses the straight-line method.

Business of Danversbank

Sources of Funds

Construction Loans, page 64

13.
Page 64 shows that Danversbank's portfolio of construction loans was comprised of 47.5% residential condominiums. If expected to have a material impact on revenues or net income, please disclose any relevant trends in the condominium market in the areas in which the units are being or have been developed and, if appropriate, the effect any changes in demand for condominiums might have on the repayment of these construction loans.

RESPONSE: In response to the Staff's comment, the Company advises the Staff that the Company has modified its disclosure on page 71 of Amendment No. 1 to include a discussion of relevant trends in the Company's market area.

Owner Occupied Residential Real Estate Loans, page 64

14.
As a supplement to the last sentence of the second full paragraph on page 65, please indicate whether management reasonably expects higher payments to increase the number of loan defaults.

RESPONSE: In response to the Staff's comment, the Company advises the Staff that the Company has revised its disclosure on page 72 of Amendment No. 1 to explain why management does not expect higher payments to increase the number of loan defaults.

Deposits, page 77

15.
Please revise this table to disclose average deposit account balances for each category presented. Refer to Item V.A of Industry Guide 3.

RESPONSE: In response to the Staff's comment, the Company advises the Staff that the Company has revised the table on page 84 of Amendment No. 1 to disclose average deposit account balances for each category presented.

Borrowings, page 78

16.
Please revise your table on page 79 to separately disclose this information for each category of short-term borrowings reported in your financial statements, or notes thereto. Refer to Item VII of Industry Guide 3.

RESPONSE: In response to the Staff's comment, the Company advises the Staff that the information requested has been presented in the average balance and yield table on page 51 of Amendment No. 1, which discloses information separately for each category of short-term borrowings.

Compensation Discussion and Analysis, page 102

17.
Revise this section to discuss the impact of market data upon your compensation policies. In particular, please discuss any peer groups or other metrics used to measure "market data." Also, discuss whether the Committee targets any relationship between market data and the compensation paid to Danversbank's named executive officers.

RESPONSE: In response to the Staff's comment, the Company advises the Staff that the Company has revised its disclosure on pages 109 and 110 of Amendment No. 1 to discuss market data, peer groups and target compensation levels for the named executive officers.

18.
Revise this section to discuss how the compensation philosophy was implemented with regard to the amounts paid to the named executive officers in 2006. In particular, please discuss the factors which affected the amounts awarded to each named executive officer under the bonus plan. Also, please discuss the factors which determined the amounts awarded under your non-equity incentive plan and your phantom stock plan. In particular, please discuss the measurements of individual and corporate performance which impacted the size and vesting of awards during 2006. Furthermore, please discuss any material changes to the compensation program in 2007, including any changes to objective performance criteria.

RESPONSE: In response to the Staff's comment, the Company advises the Staff that the Company has revised its disclosure on pages 109, 110 and 111 of Amendment No. 1 to discuss the implementation of the Company's compensation philosophy and the factors that affected awards.

Potential Payments upon Termination or Change-in-Control, page 108

19.
Revise this section to discuss the policies, agreements or other factors which give rise to the payments listed in the tabular formula. Also, disclose the assumptions necessary for valuing the amounts payable under the various scenarios. Please refer to Item 402(j) of Regulation S-K.

RESPONSE: In response to the Staff's comment, the Company advises the Staff that the Company has revised its disclosure on page 116 of Amendment No. 1 to disclose the programs that give rise to the amounts provided in the tabular disclosure and the assumptions necessary for valuing those amounts.

20.
Revise this section, or the Compensation Discussion and Analysis, to discuss how the Company determined that the size of the post termination payments were appropriate. Please refer to Item 402(j) and 402(b) of Regulation S-K.

RESPONSE: In response to the Staff's comment, the Company advises the Staff that the Company has revised its disclosure on pages 111, 113 and 114 of Amendment No. 1 to further discuss the post-termination payments. The provisions of the Phantom Stock Plan, the Supplemental Executive Retirement Plan and the Supplemental Retirement Agreement relating to post-termination payments, including the change in control provisions, were included in the Phantom Stock Plan, the Supplemental Executive Retirement Plan and the Supplemental Retirement Agreement at the time that each plan was established.

Transactions with Related Persons, page 112

21.
Please disclose whether the requirements of Section 22(h) of the Federal Reserve Act are satisfied.

RESPONSE: In response to the Staff's comment, the Company advises the Staff that the Company has modified its disclosure on page 121 of Amendment No. 1 to disclose that the requirements of Section 22(h) of the Federal Reserve Act are satisfied and that the MHC has not extended credit to any of its directors or executive officers.

22.
To the extent that you have any loans or other credit arrangements with related parties, please provide the representations contemplated by Instruction 4(c) of Item 404(a) of Regulation S-K.

RESPONSE: In response to the Staff's comment, the Company advises the Staff that the Company has modified its disclosure on page 120 of Amendment No. 1 to provide the representations contemplated by Instruction 4(c) of Item 404(a) of Regulation S-K.

How We Determined Stock Pricing..., page 125

23.
Disclose whether the board concluded that the information and practices considered, referenced in the last paragraph on page 125, were reasonable.

RESPONSE: In response to the Staff's comment, the Company advises the Staff that the Company has modified its disclosure on page 134 of Amendment No. 1 to disclose that the board of directors found the independent valuation to be reasonable, upon consideration of the valuation methodology and practices.

Financial Statements

Note 1, Summary of Significant Accounting Policies

Loans, Loans Held for Sale and Other Real Estate Owned, page F-8

24.
Please revise to disclose your accounting policy for recording payments received on non-accrual loans. Refer to paragraph 13(c) of SOP 01-6.

RESPONSE: In response to the Staff's comment, the Company advises the Staff that the Company has revised its disclosure on page F-8 of Amendment No. 1 to disclose the accounting policy for recording payments received on non-accrual loans.

25.
Please revise to specifically state, if true, that you do not recognize interest income on loans unless the timing of collections are reasonably estimable and collection is probable.

RESPONSE: In response to the Staff's comment, the Company advises the Staff that the Company has revised its disclosure on page F-8 of Amendment No. 1 to clarify the recognition of interest income on loans.

Core Deposit Intangible, page F-10

26.
Please tell us what method you used to record the purchase of RFS Bancorp and Revere Federal Savings Bank in 2001, including the method used to record the purchase of minority interests outstanding. Cite applicable GAAP literature, where appropriate and explain how this accounting gave rise to a core deposit intangible. Please clarify whether you recorded goodwill in connection with this transaction.

RESPONSE: On September 26, 2001, the MHC completed the acquisition of Revere Federal Savings Bank for a total purchase price of $10,260,215, which included direct acquisition costs of $1,011,266 and assumption of liabilities of $372,900. Revere Federal Savings Bank was a wholly owned subsidiary of RFS Bancorp, Inc., a stock holding company, which was, in turn, a subsidiary of Revere, MHC, a mutual holding company. The MHC acquired 100 percent of RFS Bancorp, Inc.'s publicly issued common stock, liquidated RFS Bancorp, Inc., merged Revere, MHC into the MHC, and merged Revere Federal Savings Bank into Danversbank.

This business combination was accounted for as a purchase in accordance with APB 16, including the minority interests outstanding, and the purchase price was allocated to assets acquired and liabilities assumed based on estimates of fair value at the date of acquisition.

In addition, the MHC allocated a portion of the purchase price to a core deposit intangible, or CDI. This CDI represents the long-term value of depositor relationships arising from the contractual rights acquired in the acquisition. The CDI is being amortized over 10 years on an accelerated basis. The excess of the fair value of net assets acquired, including CDI, over the purchase price, or negative goodwill, was allocated as a pro rata reduction of the amounts that otherwise would have been assigned to long-term nonfinancial assets. The results of Revere Federal Savings Bank's operations have been included in the consolidated financial statements since September 26, 2001. The MHC periodically evaluates the realizability of intangible assets based on the value of the underlying depositor relationships. If that value is less than the carrying amount of the intangible asset, the MHC would recognize an impairment loss. At June 30, 2007 (unaudited) and December 31, 2006 and 2005, the MHC has not recorded any impairment of its CDI.

The following table is a summarization of the components of the transaction based on estimates of fair value at the date of acquisition (in thousands):

Fair value of tangible assets acquired, after allocation of negative goodwill	$144,893
Core deposit intangible	1,603
Fair value of liabilities assumed	(136,236)

Total purchase price	$10,260

Note 13, Income Taxes, page F-26

27.
Please revise to disclose the specific nature of the "reversal of over-accrual" item in your statutory tax rate reconciliation table. Refer to paragraph 47 of FAS 109,

RESPONSE: In response to the Staff's comment, the Company advises the Staff that the Company has revised its disclosure on page F-26 of Amendment No. 1 to clarify the nature of the "reversal of over-accrual" item.

On page F-26, the statutory tax rate reconciliation table, as revised, indicates that a portion of the reversal pertains to a change in estimate of the disallowed interest income on municipal bonds in 2005, and the remainder relates to periods prior to 2002. For periods prior to 2002, supporting detail for certain book/tax differences was not available. This was due primarily to the multiple preparers of tax returns for the MHC and Revere Federal Savings Bank prior to 2002. During 2006, management determined that sufficient time had passed to conclude that a portion of income taxes previously estimated and accrued were not required, and the accruals were reduced accordingly.

Note 14, Credit-Related Off-Balance Sheet and Derivative Financial Instruments

Derivative Financial Instruments, page F-29

28.
Please revise to disclose the following related to your interest rate collar agreements:

•
More clearly disclose the nature, terms and amounts of the hedged item, including the repricing intervals;

  •
  Disclose the specific methods used to assess hedge effectiveness, both at inception and on an ongoing basis; and,

  •
  Please revise to disclose the reasons for not electing hedge accounting upon purchase of the collar and disclose the specific factors considered when you subsequently determined that the relationship qualified for hedge accounting.

RESPONSE: The Company uses an interest rate collar to reduce its exposure to variability in cash flows beyond the collar's strike rates of 9.50% and 6.00% on $55 million of existing prime-based loan assets. At the time of purchase, the documentation of the intended hedging strategy did not meet the strict requirements of SFAS 133. As a result, the Company concluded that hedge accounting should not be applied to the hedging relationship. Both the interest rate collar and the pool of loans being hedged share the same fundamental characteristics. Both components are tied to the prime rate and reset when the prime rate changes.

The collar's fair value was monitored and subsequently designated on February 9, 2007. The collar was designated at that time because it had a fair value of zero and the criteria in Statement 133 Implementation Issue No. E2 "Hedging—General: Combinations of Options" (Issue E2) related to determining whether a combination of options should be considered a written option subject to the requirements of paragraph 28(c) were met. The transaction met the criteria in Issue E2 as follows:

  •
  No net premium was received for this collar (a net premium was paid on the trade date and the fair value of the collar on designation date was zero);

  •
  The components of the combination of options are based on the same underlying (both components of the collar are based on USD-PRIME-H.15);

  •
  The components of the combination of options have the same maturity date (both components mature on March 8, 2011);

  •
  The notional amount of the written option component is not greater than the notional amount of the purchased option component (the notional amounts for the cap and floor are equal); and

  •
  Neither the strike prices nor the notional amounts on either component of the collar fluctuate over the life of the respective component (the notional amounts and strike prices are constant for each component over the life of the transaction).

The prime-based interest rate collar was designated on February 9, 2007 as a cash flow hedge of the overall changes in the cash flows above and below the collar strike rates associated with the first prime-based interest payments received by the Company each calendar month until the maturity date of the collar that, for each period, are interest payments on $55 million principal of its then-existing prime-based loans that reset whenever prime changes. The hedge designation memorandum specifically identifies portfolios of prime-based interest receipts on loans with a specified spread to prime (0.00%, 0.25%, 0.50%, and 1.00%). The designation described above is consistent with the approach outlined in Statement 133 Implementation Issue No. G25 "Cash Flow Hedges: Using the First-Payments-Received Technique in Hedging the Variable Interest Payments on a Group of Non-Benchmark-Rate-Based Loans," (Issue G25) which addresses the "first-payments-received technique" for identifying the hedged forecasted transactions in a cash flow hedge of the variable prime-based or other variable non-benchmark-rate-based interest payments for a rolling portfolio of prepayable interest-bearing financial assets or liabilities. The loans contain no optionality (no embedded caps or floors).

During the period in which hedge accounting was applied, both prospective and retrospective assessments of hedge effectiveness were based on the results of the Hypothetical Derivative Method described in Statement 133 Implementation Issue No. G20, "Cash Flow Hedges: Assessing and Measuring the Effectiveness of a Purchased Option Used in a Cash Flow Hedge" (Issue G20) at inception and on an ongoing basis. Additionally, the measurement of hedge ineffectiveness was based on the results of the Hypothetical Derivative Method. Prospective and retrospective assessment of hedge effectiveness and measurement of hedge ineffectiveness were performed on a quarterly basis. As the Company was using the methodology outlined in Issue G20, the assessment of effectiveness was based on the total changes in the option's cash flows, that is, the assessment includes the collar's entire change in fair value. No component of the change in the fair value of the hedging instrument was excluded from the assessment of hedge effectiveness.

On August 7, 2007 the Company terminated the collar for risk management purposes. Amounts deferred in other comprehensive income during the period when hedge accounting was applied will be reclassified to earnings as the originally hedged forecasted transactions affect earnings, consistent with paragraph 31 of SFAS 133. Amounts deferred in other comprehensive income will continue to be reported in other comprehensive income unless it is probable that the originally hedged forecasted transactions will not occur, consistent with paragraph 33 of SFAS 133.

The Company advises the Staff that the Company has revised its disclosure beginning on page F-29 of Amendment No. 1 accordingly.

29.
Please revise to disclose the following related to your interest rate swap agreements:

•
Disclose the specific methods used to assess hedge effectiveness, both at inception and on an ongoing basis. To the extent you are relying on paragraph 65 or paragraph 68 of SPAS 133, please revise to disclose specifically how you determined that the hedges meet each of the criteria in that guidance;

•
Disclose whether you are hedging each loan individually, or if you are hedging a pool of loans;

•
If you are hedging each loan individually, please disclose how you considered paragraph 29(h) of SPAS 133, which specifically disallows use of a prime rate as a benchmark interest rate;

•
If you are hedging a pool of loans, disclose what the actual hedged item is, i.e. the first benchmark interest payments within a given period, or the overall changes in cash flows and disclose how each loan met the requirements of paragraphs 28 and 29 of SPAS 133 to receive hedge accounting;

•
Disclose how you account for your hedging relationships upon prepayment of the loans, if allowed; and,

•
Please disclose the amount of ineffectiveness you recorded related to this hedge.

RESPONSE: After further review, management has determined that the Company has not sufficiently documented its hedge strategy to qualify the swap agreement for hedge accounting treatment under SFAS 133, paragraph 28(a). Although the Company's assessments, as documented both at inception and throughout the life of the interest rate contract, concluded it was probable that sufficient prime-based interest receipts did and would exist through the duration of the contract, the effectiveness testing did not consider expected cash flows related to the hedging strategy. Hedge effectiveness was measured at inception and on an ongoing basis by ensuring that at least $70M in prime-based commercial loans with the requisite characteristics for matching were available for hedging each quarter. The requisite characteristics of loans within the pool included a variable interest rate indexed to prime, with no cap or floor, and a daily reset frequency. No ineffectiveness was recognized for this hedging relationship. Although management believes that any ineffectiveness resulting from the present value of projected cash flows within the hedging strategy could not be material to the consolidated financial statements taken as a whole, such assessment was not formally documented, as required by SFAS 133.

Accordingly, the Company has revised its 2006, 2005 and 2004 consolidated financial statements included in the registration statement to reflect the changes in fair value of the swap contract in the consolidated statements of income. These changes were previously recorded in other comprehensive income in the statement of changes in retained earnings. These revisions had no impact on the Company's assets, liabilities or total capital (retained earnings plus accumulated other comprehensive income) as of any balance sheet date included in the registration statement. For the six months ended June 30, 2007 and the years ended December 31, 2006, 2005 and 2004, net income has been increased (decreased) as a result of the restatement in the amounts of $181,000, $181,000, $317,000 and $(619,000), respectively, while other comprehensive income has been increased or decreased in the opposite direction. Comprehensive income for all periods presented has remained unchanged as a result of the revision. Increases (decreases) to non-interest income amounted to $306,000, $306,000, $539,000 and $(1,050,000), respectively, and related increases (decreases) to the provision for income taxes amounted to $125,000, $125,000, $222,000 and $(431,000).

The Company advises the Staff that the Company has revised its disclosure in Amendment No. 1 to include all of the changes to the consolidated financial statements, as well as any other changes required throughout Amendment No. 1, resulting from this revision.

Note 17, Employee Benefit Plans, page F-32

30.
Please revise Note 1 to disclose how you determined the fair value of shares granted in connection with your phantom stock plan and your policy for recognizing the related compensation expense.

RESPONSE: In response to the Staff's comment, the Company advises the Staff that the Company has modified its disclosure on page F-37 of Amendment No. 1 to disclose the manner in which it calculated the fair value of shares granted in connection with the phantom stock plan and the manner in which the related compensation expense is recognized.

Exhibit 23.2

31.
The audit opinion date referenced in this exhibit does not reflect the date of the audit opinion included in your financial statements. Please have your auditors provide a revised consent that references the date of the audit opinion provided in your filing.

RESPONSE: In response to the Staff's comment, the Company advises the Staff that the Company has obtained the auditors' consent reflecting the August 30, 2007 audit opinion date and that Exhibit 23.2 of Amendment No. 1 reflects such date.

Exhibits

32.
Certain exhibits will be filed in the future. We may have comment once those documents are filed, so please provide the staff with copies as soon as practicable.

RESPONSE: The Company advises the Staff that, in addition to filing exhibits via EDGAR, the Company will provide courtesy paper copies of all exhibits filed via EDGAR as soon as practicable following filing.

* * *

        If you should have any questions concerning these responses or require any additional information, please contact the undersigned at (617) 570-1590 or Sean Jensen at (617) 570-8117.

Sincerely,

Paul W. Lee

PWL:pfs

cc:
Kevin T. Bottomley, Danvers Bancorp, Inc.
L. Mark Panella, Danvers Bancorp, Inc.
Richard A. Schaberg, Thacher Proffitt & Wood LLP
William P. Mayer, Goodwin Procter LLP